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                                  Commission File No. 1-13944


                            FORM 6-K

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549



                Report of Foreign Private Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                  For the month of April, 1998


             NORDIC AMERICAN TANKER SHIPPING LIMITED
         (Translation of registrant's name into English)

                           Cedar House
                         41 Cedar Avenue
                          Hamilton HMEX
                             Bermuda
            (Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F     X       Form 40-F

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes             No     X



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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

         Set forth herein is a copy of the press release of Nordic American Tanker Shipping Limited (the "Company") issued on April 15, 1998 relating to a cash distribution in the amount of $0.41 on or about May 12, 1998, to shareholders of record as of April 27, 1998.

ADDITIONAL INFORMATION

         The British Petroleum Company p.l.c. files annual reports on Form 20-F (File No. 1-6262) and periodic reports on Form 6-K with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.







































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Ugland Nordic Shipping

FOR IMMEDIATE RELEASE

NORDIC AMERICAN TANKER SHIPPING LTV (NAT) - ANNOUNCES DIVIDEND
OF USD 0.41.

Hamilton, Bermuda, April 15, 1998. Nordic American Tanker Shipping Limited ("NAT") (American Stock Exchange: NAT) (Oslo Stock Exchange: NAT) announced that its Board of Directors has declared a dividend of USD 0.41 for the second quarter of 1998. The dividend will be paid on or about May 12, 1998 to shareholders of record as of April 27, 1998.

For the first quarter of 1998, SP Shipping has paid UST) 1,223,699 as additional hire for the 3 suezmax tankers owned by NAT on charter to BP Shipping. The hire rate for the first quarter has been calculated in accordance with the charter with BP Shipping at USD 26,532/day/ship. This is USD 4,532 in excess of the guaranteed minimum hire rate payable by BP Shipping of USD 22,000/day/ship.

Background

Management is very pleased to observe the continued strong results from the NAT fleet of modern double-hulled suezmax ships.

The decision to declare the dividend payment for the second quarter in the amount of USD 0,471 is a consequence of NAT having received additional hire for the first quarter of 1996 and a hire payment for the second quarter of 1998 which 13 based upon the agreed minimum rate.

The additional hire for the tankers in each 3-month period is calculated based upon market conditions for similar tankers, applying an agreed formula. The minimum hire is paid in advance every quarter, while the additional hire is paid in arrears every quarter.

In July 1998 BP Shipping will pay hire for the third quarter of 1998 based upon the minimum rate. Whether there will be any additional hire for the second quarter of 1998 payable at that time will be dependent upon market conditions for suezmax tankers on the routes which are included in the hire formula between NAT and SP Shipping.

The structure of paying the minimum hire rate in advance every quarter and a possible additional hire rate in arrears each quarter has been agreed to continue through the charter period of minimum 7 years and maximum 14 years.



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The charters with BP Shipping are guaranteed by it;s parent company, The British Petroleum Company plc.

A portion of the dividend paid by NAT may be deemed return at capital for U.S. income tax purposes.

The Oslo listed Ugland Nordic Shipping (UNS), holding 15W of NAT' a outstanding common shares, is manager of NAT.

Contacts:     Herbjorn Hansson/
              Niels Erik FeilbezS
              Ugland Nordic Shipping ASA
              Sandefiord, Norway
              Tel.: (47)-33-42 15 00
              Fax : (47)-33-42 15 45

              Gary J. Wolfe
              Seward & Kissel
              New York, USA
              Tel.: (1)-212-574-1223
              Fax : (1)-212-480-8421
































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                           SIGNATURES

         Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



             NORDIC AMERICAN TANKER SHIPPING LIMITED
                          (registrant)




Dated:  April 20, 1998       By:  /s/  Herbjorn Hansson
                                       _________________________
                                            Herbjorn Hansson
                                            President and Chief
                                            Executive Officer

































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